Exhibit 99.1

IESI-BFC LTD.  AND WASTE SERVICES, INC.
ANNOUNCE COMPLETION OF SEC REVIEW OF PROXY STATEMENT
AND SPECIAL MEETING OF SHAREHOLDERS TO APPROVE MERGER

Toronto, Ontario – June 7, 2010 – IESI-BFC Ltd. (“IESI-BFC”) (NYSE, TSX: BIN) and Waste Services, Inc. (“WSI”) (NASDAQ: WSII) today announced that the United States Securities and Exchange Commission (“SEC”) has completed its review of the Proxy Statement/Prospectus for the Special Meeting of WSI’s shareholders for the purpose of approving the proposed merger with IESI-BFC.

The Special Meeting of WSI’s shareholders will be held on Wednesday, June 30, 2010 at 9:00 a.m. (ET) at the Hilton Garden Inn, 985 Syscon Road, Burlington, Ontario, Canada in the Labatt Hall “C”.

Completion of the transaction remains subject to the satisfaction or waiver of certain other closing conditions, including approval from WSI shareholders and the Canadian Competition Bureau.

Forward-Looking Statements
This communication includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements may include, without limitation, IESI-BFC Ltd.'s expectations with respect to: the synergies, efficiencies, capitalization and anticipated financial impacts of the transaction; approval of the transaction by Waste Services, Inc. stockholders; the satisfaction or waiver of the closing conditions to the transaction; and the timing of the completion of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results.  Most of these factors are outside our control and difficult to predict.  The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Waste Services, Inc. stockholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate Waste Services, Inc.'s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy or waive the other conditions to the transaction on the proposed terms and timeframe.  Additional factors that could cause IESI-BFC Ltd.'s results to differ materially from those described in the forward-looking statements can be found in IESI-BFC Ltd.’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each of which are filed with the SEC and available at the SEC's Internet web site (www.sec.gov), and its 2009 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com).  IESI-BFC Ltd. cautions that the foregoing list of factors is not exclusive.  All

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subsequent written and oral forward-looking statements concerning IESI-BFC Ltd., the transaction or other matters and attributable to IESI-BFC Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  IESI-BFC Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Additional Information
IESI-BFC Ltd. has filed with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus.  Stockholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IESI-BFC Ltd. and Waste Services, Inc., without charge, at the SEC's Internet site (www.sec.gov).

You may also obtain copies of all documents filed with the SEC regarding this transaction, without charge, from IESI-BFC’s website (www.iesi-bfc.com) or from Waste Services’ website (www.wasteservicesinc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention:  Investor Relations, (416) 401-7729, or to Waste Services, Inc., 1122 International Blvd., Suite 601, Burlington, Ontario, Canada  L7L 6Z8, Attention:  Shareholder Relations, (905) 319-1237.

About IESI-BFC Ltd.
IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in ten states and the District of the Columbia in the U.S., and five Canadian provinces.  Its two brands, IESI and BFI Canada, are leaders in their markets and serve over 1.8 million customers with vertically integrated collection and disposal assets.  IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

Further Information

Contacts for IESI-BFC Ltd.

Andrea Rudnick
Vice President, Corporate Development and Communications
Tel:  (416) 401-7750

Chaya Cooperberg
Director, Investor Relations and Corporate Communications
Tel:  (416) 401-7729
chaya.cooperberg@bficanada.com

Contact for Waste Services, Inc.

Ed Johnson
Executive Vice President and Chief Financial Officer
Tel:  (905) 319-1237
ejohnson@wsii.us

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